UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
1.	Name and Address of Reporting Person	Spear, Leeds & Kellogg 120 Broadway New York, New York 10271
2.	Issuer Name and Ticker or Trading Symbol	Healthcare Integrated Services, Inc. (HII)
3.	IRS or Social Security Number of Trading Person	(Voluntary)
4.	Statement for Month/Year	September, 2001
5.	If Amendment, Date of Original	(Month/Year)
6.	Relationship of Reporting Person to Issuer	10% Owner
7.	Individual or Joint/Group Filing	Form filed by One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.	Title of Security	Common Stock
2.	Transaction Date	September 24, 2001
3.	Transaction Code	P
4.	Securities Acquired (A) or Disposed of (D)	Amount = 100 (A) or (D) = (A) Price = 1.99
1.	Title of Security	Common Stock
2.	Transaction Date	September 24, 2001
3.	Transaction Code	P
4.	Securities Acquired (A) or Disposed of (D)	Amount = 200 (A) or (D) = (A) Price = 1.99
1.	Title of Security	Common Stock
2.	Transaction Date	September 24, 2001
3.	Transaction Code	P
4.	Securities Acquired (A) or Disposed of (D)	Amount = 100 (A) or (D) = (A) Price = 1.99
1.	Title of Security	Common Stock
2.	Transaction Date	September 25, 2001
3.	Transaction Code	P
4.	Securities Acquired (A) or Disposed of (D)	Amount = 1100 (A) or (D) = (A) Price = 1.99
1.	Title of Security	Common Stock
2.	Transaction Date	September 26, 2001
3.	Transaction Code	P
4.	Securities Acquired (A) or Disposed of (D)	Amount = 300 (A) or (D) = (A) Price = 1.99
1.	Title of Security	Common Stock
2.	Transaction Date	September 27, 2001
3.	Transaction Code	P
4.	Securities Acquired (A) or Disposed of (D)	Amount = 300 (A) or (D) = (A) Price = 1.99
1.	Title of Security	Common Stock
2.	Transaction Date	September 28, 2001
3.	Transaction Code	P
4.	Securities Acquired (A) or Disposed of (D)	Amount = 500 (A) or (D) = (A) Price = 1.99
1.	Title of Security	Common Stock
2.	Transaction Date	September 28, 2001
3.	Transaction Code	P
4.	Securities Acquired (A) or Disposed of (D)	Amount = 800 (A) or (D) = (A) Price = 1.99
5.	Amount of Securities Beneficially Owned at End of Month	139,956
6.	Ownership Form	D
7.	Nature of Indirect Ownership	N/A

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.	Title of Derivative Security	N/A
2.	Conversion or Exercise Price of Derivative Security	N/A
3.	Transaction Date	N/A
4.	Transaction Code	N/A
5.	Number of Derivative Securities Acquired or Disposed	N/A
6.	Date Exercisable and Expiration Date	N/A
7.	Title and Amount of Underlying Securities	N/A
8.	Price of Derivative Securities	N/A
9.	Number of Derivative Securities Beneficially Owned at End of Month	N/A
10.	Ownership Form of Derivative Security	N/A
11.	Nature of Indirect Beneficial Ownership	N/A

Explanation:

Without admitting any legal obligation, Spear, Leeds & Kellogg will remit to the Company appropriate profits arising from the trades reported herein.

Spear, Leeds & Kellogg	January 11, 2002
By: s/ Steven A. Wolf	Date
Steven A. Wolf
Assistant General Counsel